

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 18, 2011

Mr. Kenneth S. Adessky
Chief Financial Officer
Global Clean Energy, Inc.
6040 Upshaw Ste. 105
Humble, TX 77396

> **RE:** **Global Clean Energy, Inc.**
> **Item 4.01 Form 8-K filed March 1, 2011**
> **Item 4.01 Form 8-K/A filed March 11, 2011**
> **Item 4.01 Form 8-K/A filed March 17, 2011**
> **File No. 0-30303**

Dear Mr. Adessky:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey Gordon
Staff Accountant